SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*

                    VISUAL EDGE SYSTEMS, INC.
-----------------------------------------------------------------
                                -
                        (Name of Issuer)

             Common Stock, par value $.01 per share
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           928430 10 7
-----------------------------------------------------------------
                         (CUSIP Number)

                    Stuart J. Chasanoff, Esq.
                        HW Partners, L.P.
                   1601 Elm Street, Suite 4000
                       Dallas, Texas 75201
                         (214) 720-1600
-----------------------------------------------------------------

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 2, 1999
-----------------------------------------------------------------
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [X]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons.        Infinity Investors Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group (see instructions)                (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting              10,758,256
                              Power
        Beneficially
                         (8)  Shared Voting               117,842
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive          9,782,256
                              Power
           with:
                         (10) Shared Dispositive          117,842
                              Power

(11) Aggregate Amount Beneficially Owned               10,876,098
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.4%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons               IEO Holdings Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                  40,417
                              Power
        Beneficially
                         (8)  Shared Voting            10,835,681
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive             40,417
                              Power
           with:
                         (10) Shared Dispositive        9,859,681
                              Power

(11) Aggregate Amount Beneficially Owned               10,876,098
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.4%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons            Glacier Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                  38,712
                              Power
        Beneficially
                         (8)  Shared Voting            10,837,386
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive             38,712
                              Power
           with:
                         (10) Shared Dispositive        9,861,386
                              Power

(11) Aggregate Amount Beneficially Owned               10,876,098
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [ ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.4%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                    CUSIP NUMBER 928430 10 7

(1)  Name of Reporting Persons             Summit Capital Limited
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [X]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                             [ ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting                  38,713
                              Power
        Beneficially
                         (8)  Shared Voting            10,837,385
      Owned by Each           Power

     Reporting Person    (9)  Sole Dispositive             38,713
                              Power
           with:
                         (10) Shared Dispositive        9,861,385
                              Power

(11) Aggregate Amount Beneficially Owned               10,876,098
     by Each Reporting Person

(12) Check if the Aggregate Amount in                         [X]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        54.4%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

                          SCHEDULE 13D
                          ------------
                  Filed Pursuant to Rule 13d-1


ITEM 1.   Security and Issuer.
          --------------------

     This Statement on Schedule 13D ("Statement") relates to common stock, $.01 par value (the "Common Stock"), of VISUAL EDGE SYSTEMS, INC., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 24211 North Federal Highway, Suite 100, Boca Raton, Florida 33431. This Statement remands and restates in its entirety the Statement on
Schedule 13G originally filed by the "Reporting Persons" (as defined herein) on April 14, 1998, as amended February 8, 1999 and June 6, 1999.


ITEM 2.   Identity Background and.
          ------------------------

          (a)  Pursuant to Rule 13d-1(a) of
               Regulation 13D of the General Rules and
               Regulations Promulgated under the Securities
               Exchange Act of 1934, as amended (the "Act"), this Statement is hereby filed jointly by Infinity Investors Limited ("Infinity"), IEO Holdings Limited ("IEO"), Glacier Capital Limited ("Glacier") and Summit Capital Limited ("Summit") (the "Reporting Persons"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):
               Infinity Emerging Opportunities Limited
               ("Emerging"), HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), HW Capital, L.P. ("HW Capital"), HW Capital G.P., L.L.C. ("HW Capital LLC"), Lion Capital Partners, L.P. ("Lion"), Mountain Capital Management, L.L.C. ("Mountain"), Sandera Partners, L.P. ("Sandera"), Sandera Capital Management, L.P. ("S.C.M."), Sandera Capital, L.L.C. ("Capital"), Randall Fojtasek ("Fojtasek"), Clark K. Hunt ("C. Hunt"), Mark E. Schwarz ("Schwarz") and Barrett Wissman ("Wissman"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons." The Reporting Persons have included as Appendix A to their original Statement on Schedule 13G an agreement in writing that this Statement is filed on behalf of each of them.

(b) and (c)    REPORTING PERSONS

               The Reporting Persons are Nevis, West Indies
               Corporations. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of each Reporting Person, which also serves as its principal office, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies.

               The names, business addresses, principal occupations or employments and citizenships of each officer and director of the Reporting Persons are set forth on Schedule A attached hereto and incorporated herein by reference.

               CONTROLLING PERSONS

               Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

               Infinity:
               ---------

               No single shareholder has a controlling
               interest in Infinity.

               HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and activities related thereto.

               HW Finance is a Delaware limited liability company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

               The principal occupation of Wissman is
               financial management.

               IEO:
               ----

               IEO is 100% owned by Emerging.

               Emerging is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. No single shareholder has a controlling interest in Emerging.

               HW Capital is a Texas limited partnership, the principal business of which is acting as advisor to IEO, Glacier and Summit and activities related thereto.

               HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. C. Hunt and Wissman are the Managers of HW Capital LLC.

               Glacier:
               --------

               Glacier is a Nevis, West Indies corporation that is 100% owned by Lion. Its principal business is the purchase, sale, exchange, acquisition and holding of investment securities.
               The directors of Glacier Capital Limited are James
               A. Loughran and Cofides S.A.

               Lion is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               Mountain is a Texas limited liability
               company, the principal business of which is serving as the general partner of Lion and activities related thereto. C. Hunt, Wissman and Fojtasek are the Managers of Mountain. The principal occupation of C. Hunt, Wissman and Fojtasek is financial management.

               HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

               HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. C. Hunt and Wissman are the Managers of HW Capital LLC.

               Summit:
               -------

               Summit is a Nevis, West Indies corporation that is 100% owned by Sandera. Its principal business is the purchase, sale, exchange, acquisition and holding of investment securities.
               The directors of Summit Capital Limited are
               Cofides S.A. and James A. Loughran.

               Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

               SCM is a Texas limited partnership, the
               principal business of which is serving as the general partner of Sandera and activities related thereto.

               Capital is a Texas limited liability company, the principal business of which is servicing as the general partner of SCM and activities related thereto. C. Hunt, Schwarz and Wissman are the Managers of Capital, and Schwarz, Wissman and C. Hunt are its principal officers. The principal occupation of C. Hunt, Wissman and Schwarz is financial management.

               HW Capital owns 100% of Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to IEO, Glacier and Summit and activities related thereto.

               HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. C. Hunt and Wissman are the Managers of HW Capital LLC.

(d) and (e)    During the last five (5) years, no
               Item 2 Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2
               Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Fojtasek, C. Hunt, L. Hunt, Schwarz and
               Wissman are citizens of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.
         ---------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of June 13, 1997, (as amended as described herein, the "Agreement"), among the Issuer and Infinity, Emerging, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively the "Funds"), the Funds purchased the following securities from the Issuer: (i) 8.25% unsecured convertible notes (the "Notes") in the aggregate principal amount of $7,500,000 with a maturity date of three years from the date of issuance, subject to the mandatory automatic exchange of $5 million of the Notes for Preferred Stock, par value $.01 per share, which Notes were convertible into shares of Common Stock (the "Note Conversion Shares") at any time and from time to time commencing January 1, 1998 at the option of the holder thereof subject to certain limitations on conversion set forth in the Agreement; (ii) 93,677 shares of Common Stock subject to adjustment; and (iii) five-year warrants to purchase 100,000 shares of Common Stock at an exercise price equal to $10.675. Their warrants were redeemable commencing October 1, 1998 at a redemption price equal to $.10 per share, subject to adjustment based on a 20-day minimum closing bid price of the Common Stock.

          Pursuant to the Agreement, the Issuer was required to issue additional grant shares (the "Additional Grant Shares") to the Funds in the event that the closing bid price of Common Stock for each trading day during any consecutive 10 trading days from June 13, 1997 through December 31, 1997 did not equal at least $10.00 per share. The Issuer issued 180,296 Additional Grant Shares during the fourth quarter of 1997.

          Interest payments on the Notes are, at the option of the Issuer, payable in cash or in shares of Common Stock. During 1997 the Issuer issued an aggregate of 65,671 shares (the "Interest Shares") for payment of interest due. During 1998 the Issuer issued an aggregate of 80,989 Interest Shares for payment of interest due.

          On February 26, 1998, the Issuer entered into the
          First Amendment to the Securities Purchase Agreement and Related Documents, dated as of December 31, 1997

          (the "First Amendment"), among the Issuer and the Funds. Pursuant to the First Amendment, the Funds converted $6 million aggregate principal amount of the Notes into the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock"). In addition, the "Maximum Conversion Price" (as defined in the First Amendment) at which shares of Preferred Stock are convertible into Common Stock was $6.00, subject to adjustment in certain circumstances.

          Dividends on the Preferred Stock and the Series A-
          2 Preferred Stock (as hereafter defined) are, at the option of the Issuer, payable in cash or in shares of Common Stock. During 1998 the Issuer issued an aggregate of 302,755 shares (the "Dividend Shares") for payment of dividends.

          The remaining $1.5 million of outstanding Notes held by the Funds have become secured debt pursuant to a Security Agreement, dated as of February 6, 1998 (the "Security Agreement"), between the Issuer and H.W. Partners, L.P., as agent for and representative of the Funds. With respect to such $1.5 million in outstanding Notes, the Funds have been granted a security interest in the collateral described in the Security Agreement, which includes all of the Issuer's assets, including, without limitation, unrestricted cash deposit accounts, accounts receivable, inventory and equipment and fixtures (excluding vans).

          On March 16, 1998, the Issuer sold an additional
          1,550 shares of Preferred Stock to the Funds in exchange for marketable securities with an aggregate value of $1,550,000. In connection therewith, the Funds as the holders of the majority of the outstanding Preferred Stock obtained the right to appoint one director to the Issuer's Board of Directors, though they had not named such director as of August 2, 1999. On April 20, 1998, the Issuer redeemed such 1,550 shares of Preferred Stock in exchange for marketable securities with an aggregate value of $1,550,000.

          As a condition to the consummation of an additional equity financing of the Issuer, the Issuer entered into the Agreement and Second Amendment to Bridge Securities Purchase Agreement and Related Documents (the "Second Amendment"), among the Issuer and the Funds. Pursuant to the Second Amendment, the Funds agreed that they would not convert, prior to December 31, 1998, any shares of Preferred Stock or any principal amount of the Notes into shares of Common Stock, unless a "Material Transaction" (generally defined as a change of control of the Issuer, a transfer of all or substantially all of the Issuer's assets or a merger of the Issuer into another entity) occurs. Further, the Funds agreed that they would not, prior to March 31, 1999, publicly sell any shares of Common Stock owned or acquired by the Funds, unless a Material Transaction occurred; the Funds are permitted, after June 20, 1998 and subject to the Issuer's right of first refusal, to privately sell any shares of Common Stock that they own or acquire, provided the purchaser agrees in writing to be bound by the same resale restrictions.

          The Funds have granted to the Issuer an option to redeem all of the Preferred Stock and the Notes owned by the Funds. The Issuer is required to redeem all of the Preferred Stock outstanding prior to redemption of any of the Notes.

          In connection with the Second Amendment, the Funds received 100,000 shares of Common Stock. Furthermore, because the Issuer did not redeem all of the Preferred Stock and Notes owned by the Funds before June 30, 1998, the Funds received 200,000 additional shares of Common Stock.

          On December 29, 1998, the Issuer entered into the
          Third Amendment to Bridge Securities and Purchase Agreement and Related Documents (the "Third
          Amendment"), among the Issuer and the Funds (or, if applicable, their respective transferees). Pursuant to the Third Amendment, the Issuer agreed to retire all of the issued and outstanding shares of the Preferred
          Stock and, in exchange therefor, issue to the Reporting Persons a new class of Series A-2 Convertible Preferred Stock (the "Series A-2 Preferred Stock"). The Series A-2 Preferred Stock is senior to the Common Stock with respect to dividends, liquidation and dissolution.
          Prior to January 1, 2000, no dividends shall accrue or be payable on the Series A-2 Preferred stock.
          Beginning on January 1, 2000, each share of Series A-2 Preferred Stock shall entitle the holder to an annual dividend of 8.25%, payable on a quarterly basis, which dividend shall increase to 18% in certain situations as specified in the Certificate of Designation with respect to the Series A-2 Preferred Stock.

          The Third Amendment also revised the conversion price at which the Notes may be convertible into Common Stock and at which the Series A-2 Preferred Stock may be convertible into Common Stock (the "Series A-2 Conversion Shares" and, together with the Note Conversion Shares, the "Conversion Shares"). The "Conversion Price" (as defined in the Third Amendment) applicable to the Notes is $2.50 until January 1, 2000, inclusive, and $1.25 thereafter. The Conversion Price applicable to the Series A-2 Preferred Stock is (i) for the first $2,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $1.25
          (ii) for the next $1,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.00 until June 30, 1999, inclusive, $1.375 from July 1, 1999 until January 1, 2000, inclusive, $1.25 thereafter, and (iii) for any excess amounts of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.50 until June 30, 1999, inclusive, $2.00 from July 1, 1999 until January 1, 2000, inclusive, and $1.25 thereafter. However, upon the occurrence of an Event of Default (as described herein), the Conversion Price applicable to the Series A-2 Conversion Shares (the "Default Conversion Price") is determined according to the following formula, as set forth in the Certificate of Designation, Preferences and Rights of the Series A-2 Convertible Preferred Stock: the formula F/P where F equals the Liquidation Preference (defined as $1,000 per share plus all secured and unpaid dividends on the Series A-2 Convertible Preferred Stock), and P equals the lesser of (x) $6.00 and (y) the product of 77.5% multiplied by the Market Price (defined as the average of the closing bid prices per share of the

          Conversion Stock as reported by the Bloomberg for the five (5) consecutive trading days preceding the date of determination) on the Conversion Date.

          The Reporting Persons agreed to a limitation of their conversion rights, such that, unless an Event of Default (as described therein) occurs, they may not convert any amount of convertible instruments that would result in the sum of (a) the number of shares of Common Stock beneficially owned by the Reporting Persons and their affiliates and (b) instruments or exercise of warrants, exceeding 9.99% of the outstanding shares of Common Stock after giving effect to such conversion (the "Resignation or Conversion"). The Third Amendment also removed resale limitations on the Reporting Persons. As an Event of Default has occurred and is continuing, the Limitation on Conversion is now void and the Default Conversion Price currently applies.

          In addition, in connection with the Third
          Amendment, the Reporting Persons canceled all outstanding Common Stock purchase warrants of the Issuer still held by them for an aggregate of 16,000 shares of Common Stock.

          As of May 1, 1999, IEO assigned, transferred and conveyed all of its right, title and interest in the Notes and the Series A-2 Preferred Stock of the Issuer to Infinity. However, IEO still holds an aggregate of 40,417 shares of Common Stock.

          The securities of the Issuer issued to the Reporting Persons pursuant to the Agreement (including the Conversion Shares, as defined below) are collectively referred to herein as the "Securities". The funds needed to acquire the Securities were derived from the Reporting Persons' working capital accounts. The description contained in this Item 3 of the transactions contemplated by the Agreement described herein between the Issuer and the Reporting Persons are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 99.1 to 99.7 to this Statement.

          As an Event of Default under the Third Amendment has occurred and is continuing, Infinity intends, pursuant to the provisions of the Agreement, to deliver (on or about August 13, 1999) a notice of conversion of a portion of the Series A-2 Preferred Stock to the Issuer sufficient to obtain 9,600,000 shares of Common Stock at the Default Conversion Price (the "Future Conversion"). No additional funds will be needed to effect the Future Conversion.

          Infinity has not paid any consideration to any Proxy Stockholder (as defined below) in connection with the execution or delivery of the Voting Agreement (as defined below).

ITEM 4.   Purpose of Transaction.
          -----------------------

          The Reporting Persons originally acquired beneficial ownership of the Securities for the purpose of investment. However, as set forth above, as the Limitation on Conversion is now void, Infinity anticipates acquiring additional Securities in excess of 20% of the outstanding Common Stock in the form of Series A-2 Conversion Shares in connection with the Future Conversion, and intends to use these Series A-2 Conversion Shares (together with its Common Stock and, if necessary, additional Conversion Shares) to influence control over the management of the Issuer.
          In addition, pursuant to that certain Voting Agreement dated August 2, 1999, by and among Infinity and Marion Interglobal, Ltd. (the "Voting Agreement"), Infinity has been granted an irrevocable proxy to vote the Common Stock of the Proxy Stockholders (the "Proxy Shares") on any matter submitted to the stockholders of the Company for a vote or approval. The description contained in this Item 4 of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as
          Exhibit 99.9 of this Statement.

          Upon obtaining the Conversion Shares, Infinity intends to exercise its voting control over its Common Stock and the Proxy Shares to issue a written consent of the majority of the holders of the Company's Common Stock to a) remove the current board of directors of the Company other than Ronald Seale, b) appoint new directors of the Company with the intent of causing thereby termination of the following officers of the
          Company: the Chief Executive Officer, the President and Chief Operating Officer and the Vice President of Operations.

          The Reporting Persons also intend to continuously review their investment and the Issuer, and may in the future determine to: (i) acquire additional securities of the Issuer, through conversions of the Notes and/or the Series A-2 Preferred Stock, open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above.
          The Reporting

          Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

ITEM 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a)  The following table provides the
               aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on August 2, 1999 (based on 10,398,440 shares of Common Stock outstanding as reported on the Issuer's Form 10-QSB for the period ended
               March 31, 1999). For purposes of calculating the number of voting shares and the total percentages listed below, each is calculated as if each Reporting Person has converted all convertible securities held by such Reporting Person into Common Stock as described in Item 4 of this Statement, subject to the total number of shares of Common Stock authorized under the Issuer's Certificate of Incorporation, yielding 20,000,000 shares of Common Stock outstanding:


               Infinity     IEO     Glacier   Summit      Total
                -------    ----    --------   -------   .--------
Common Stock  9,782,256   40,417   38,712    38,713     9,900,098
-------------
Proxy Shares    976,000     -----    -----     -----      976,000
-------------


               CONTROLLING PERSONS

               Each of (1) HW Partners, as advisor to Infinity, and (2) HW Finance, as the general partner of HW Capital, may be deemed to be the beneficial owner the Securities beneficially owned by Infinity (the "Infinity Securities") pursuant to Rule 13d-3 of the Act.

               In his capacity as a controlling person of HW
               Finance, Wissman may be deemed to be the beneficial owner of the Infinity Securities.

               Each of (1) HW Capital, as advisor to each of IEO, Summit and Glacier, and (2) HW Capital LLC, as the general partner of HW Capital, may be deemed to be the beneficial owner of the Securities beneficially owned by each of IEO (the "IEO Securities"), Glacier (the "Glacier Securities") and Summit (the "Summit Securities") pursuant to Rule 13d-3 of the Act.

               In their capacity as controlling persons of HW Capital LLC, C. Hunt and Wissman may be deemed to be the beneficial owner of the IEO Securities, the Glacier Securities and the Summit Securities pursuant to Rule 13d-3 of the Act.

               Emerging, as the sole shareholder of IEO, may be deemed to be the beneficial owner of the IEO
               Securities pursuant to Rule 13d-3 of the Act.

               Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and C. Hunt, Wissman and Fojtasek, as the Managers of Mountain, may be deemed to be the beneficial owners of the Glacier Securities pursuant to Rule 13d-3 of the Act.

               Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Capital, as the general partner of SCM, C. Hunt, Wissman and Schwarz, as the Managers (and, as applicable, the executive officers) of Capital, and HW Capital, as the 100% holder of Capital, may be deemed to be the beneficial owners of the Summit Securities pursuant to Rule 13d-3 of the Act.


          (b)  REPORTING PERSONS

               Acting through its advisor, HW Partners, Infinity would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Infinity Securities and the Proxy Shares.

               Acting through its advisor, HW Capital, IEO would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the IEO Securities.

               Acting through its advisor, HW Capital, Glacier would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Glacier Securities.

               Acting through its advisor, HW Capital, Summit would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Summit Securities.

               CONTROLLING PERSONS

               Acting through its sole general partner HW
               Finance, HW Partners would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of Infinity Securities and the Proxy Shares.

               In his capacity as a controlling person of HW Finance, Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of Infinity Securities and the Proxy Shares.

               Acting through its sole general partner HW Capital LLC, HW Capital would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the IEO Securities, the Summit Securities and the Glacier Securities.

               In their capacities as controlling persons of HW Capital LLC, C. Hunt and Wissman would have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the IEO Securities, the Summit Securities and the Glacier Securities.

               As sole shareholder of IEO, Emerging would have the sole power to vote or direct the vote and to dispose or to direct the disposition of the IEO
               Securities.

               Each of Lion, as the sole shareholder of Glacier, Mountain, as the general partner of Lion, and C. Hunt, Wissman and Fojtasek, as the Managers of Mountain, would have the sole power to vote or to limit the vote and to dispose or to direct the disposition of the Glacier Securities.

               Each of Sandera, as the sole shareholder of Summit, SCM, as the general partner of Sandera, Capital, as the general partner of SCM, C. Hunt, Wissman and Schwarz, as the Managers (and, as applicable, the executive officers) of Capital, and HW Capital, as the 100% holder of Capital, would have the sole power to vote or to limit the vote and to dispose or to direct the disposition of the Summit Securities.

          (c)  The Reporting Persons have sold an
               aggregate of 216,000 shares of Common Stock on the open market within the last 60 days.

          (d)  Not applicable.

          (e)  As of May 1, 1999, IEO ceased to be the
               beneficial owner of more than five percent of the Common Stock.


ITEM 6.   Contracts, Arrangements, or Understandings or
          ----------------------------------------------
          Relationships with Respect to Securities of the
          Issuer.
          ----------------------------------------------

          This Statement contains summaries of certain provisions of the Subscription Agreement and its amendments, copies of which have been listed as Exhibits respectively. Such summaries are qualified by, and subject to, the more complete information contained in such agreements.

ITEM 7.   Material to be Filed as Exhibits.
          ---------------------------------

EXHIBIT NO.    TITLE OF EXHIBIT
-----------    ----------------

99.1           Bridge Securities Purchase Agreement,
               dated as of June 13, 1997, among the Issuer and Infinity Investors Limited, Infinity Emerging Opportunities Limited, Sandera Partners, L.P. and Lion Capital Partners, L.P. (collectively with their transferees, the "Funds") (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed June 23, 1997)

99.2           Registration Rights Agreement, dated as
               of June 13, 1997, among the Issuer and the Funds
               (Incorporated by reference to Exhibit 99.2 to the Issuer's Current Report on Form 8-K filed June 23,
               1997).

99.3           Transfer Agent Agreement, dated as of
               June 13, 1997, among the Issuer, the Funds and
               American Stock Transfer & Trust Company
               (Incorporated by reference to Exhibit 99.3 to the Insurer's Report on Form 8-K filed June 23, 1997).

99.4           First Amendment to Bridge Securities
               Purchase Agreement and Related Documents, dated as of December 31, 1997, among the Issuer and the Funds (Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed February 9, 1998).

99.5           Second Amendment to Bridge Securities
               Purchase Agreement and Related Documents, dated as of March 27, 1998, among the Issuer, Infinity Investors Limited, Infinity Emerging Opportunities Limited, Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to
               Exhibit 10.18 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31,
               1997).

99.6           Third Amendment to Bridge Securities
               Purchase Agreement and Related Documents, dated as of December 29, 1998, among the Issuer, Infinity Investors Limited, IEO Holdings Limited (as the transferee from Infinity Emerging Opportunities Limited), Summit Capital Limited (as the transferee of Sandera Partners, L.P.) and Glacier Capital Limited (as the transferee of Lion Capital Partners, L.P.) (Incorporated by reference to
               Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed January 8, 1999).

99.7           Security Agreement, dated February 6,
               1998, between the Issuer and HW Partners, L.P., as agent for and representative of the Funds.
               (Incorporated
               by reference to Exhibit 99.2 to the Issuer's
               Current Report on Form 8-K filed February 6,
               1998).

99.8 Assignment Agreement, dated May 1, 1999, between Infinity Investors Limited and IEO
               Holdings Limited (filed herewith).

99.9           Voting Agreement, dated August 2, 1999,
               among Infinity Investors Limited and Marion
               Interglobal, Ltd. (filed herewith).




                    (Signature Page Follows)

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  August 2, 1999

                         INFINITY INVESTORS LIMITED

                         By:  HW Partners, L.P., its investment advisor
                              By:  HW Finance, L.L.C., its general partner

                                   By:    /s/ Stuart Chasanoff
                                        ------------------------
                                   Name:     Stuart Chasanoff
                                   Title:    Senior Vice President


                         IEO HOLDINGS LIMITED

                         By:  HW Capital, L.P., its investment advisor
                              By:  HW Capital, L.L.C., its general partner

                                   By:     /s/ Stuart Chasanoff
                                      -------------------------
                                   Name:     Stuart Chasanoff
                                   Title:    Senior Vice President


                         GLACIER CAPITAL LIMITED

                         By:  HW Capital, L.P., its investment advisor
                              By:  HW Capital, L.L.C., its general partner

                                   By:     /s/ Stuart Chasanoff
                                       --------------------------
                                   Name:   Stuart Chasanoff
                                   Title:  Senior Vice President


                         SUMMIT CAPITAL LIMITED

                         By:  HW Capital, L.P., its investment advisor
                              By:  HW Capital, L.L.C., its generalpartner

                                   By:     /s/ Stuart Chasanoff
                                      -------------------------
                                   Name:  Stuart Chasanoff
                                   Title:  Senior Vice President


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (See 18 U.S.C.  1001).

                           SCHEDULE A
                           -----------

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited.


Name and Citizenship                         Present    Position
         or                                 Principal     with
Place of Organization      Business        Occupation   Reporting
     ----------            ---------           or       --------
                                           Employment    Person
                                           ----------   --------

James A. Loughran     38 Hertford Street   Lawyer       Director
(Irish)               London, England W1Y
                      7TG
James E. Martin       38 Hertford Street   Accountant   Director
(British)             London, England W1Y
                      7TG
Margareta  Hedstrom   38 Hertford Street                President
(Swedish)             Longon, England W1Y                and
                      7TG                               Treasurer

Cofides S.A.          38 Hertford Street   Financial    Vice
(Nevis, West Indies)  London, England W1Y  Services     President
                      7TG
SECORP Ltd.           38 Hertford Street   Financial    Secretary
(Nevis, West Indies)  London, England W1Y  Services
                      7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of IEO Holdings Limited.


Name and Citizenship                         Present    Position
         or                                 Principal     with
Place of Organization      Business        Occupation  Reporting
---------------------     ----------           or      ---------
                                           Employment    Person
                                           -----------  -------
John A. Brooks        38 Hertford Street   Solicitor   Director,
(UK)                  London, England W1Y              President
                      7TG                              and
                                                       Treasurer
Suzanne Sheehy        38 Hertford Street               Director
(Irish)               London, England W1Y  Secretary   and
                      7TG                              Secretary
Sophia Leacocos       37 Shepherd Street   Executive   Director
(USA)                 London, England W1Y
                      7LH
Siobhan B. Mareuse    38 Hertford Street   Attorney    Director
(Irish)               London, England W1Y
                      7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Glacier Capital Limited.


Name and Citizenship                         Present    Position
         or                                 Principal     with
Place of Organization      Business        Occupation  Reporting
---------------------      ---------           or      ---------
                                           Employment    Person
                                           -----------  --------
James A. Loughran     38 Hertford Street   Lawyer      Director
(Irish)               London, England W1Y
                      7TG
Cofides S.A.          38 Hertford Street   Financial   Director
(Nevis, West Indies)  London, England W1Y  Services
                      7TG
James E. Martin       37 Shepherd Street   Accountant  President
(British)             London, England W1Y              and
                      7LH                              Treasurer
SECORP Limited        38 Hertford Street   Financial   Secretary
(Nevis, West Indies)  London, England W1Y  Services
                      7TG

Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Summit Capital Limited.


Name and Citizenship                        Present    Position
         or                                Principal     with
Place of Organization      Business        Occupation  Reporting
---------------------      ---------           or      ---------
                                           Employment   Person
                                           ----------   -------
James A. Loughran     38 Hertford Street   Lawyer     Director
(Irish)               London, England W1Y
                      7TG
Cofides S.A.          38 Hertford Street   Financial  Director
(Nevis, West Indies)  London, England W1Y  Services
                      7TG
James E. Martin       37 Shepherd Street   Accountant President
(British)             London, England W1Y             and
                      7LH                             Treasurer
SECORP Limited        38 Hertford Street   Financial  Secretary
(Nevis, West Indies)  London, England W1Y  Services
                      7TG